Notice to the Market

Change in the Investor Relations and Strategic Planning Offices

Companhia Brasileira de Distribuição (CBD) — Grupo Pão de Açúcar announces to its shareholders and investors that Mr. Fernando Tracanella will leave the position as Investor Relations Officer to take over as the Company’s Strategic Planning Officer. Mrs. Daniela Sabbag takes his place as the Company’s Investor Relations officer, as of May 31, 2006.

Daniela Sabbag works at CBD Investor Relations area since 2000, and over the past years she was the Investor Relations manager. Mrs. Sabbag is graduated in business administration and holds an MBA from Fundação Getúlio Vargas, with supplementary courses and post-graduate studies in GV-Law and FEA-USP (Fipecafi). Before joining CBD, Mrs. Sabbag worked as Deutsche Bank’s investment analyst (equity research).

São Paulo, May 30, 2006